EXHIBIT 23.1



March 28, 2002



Delta Petroleum Corporation
Denver, Colorado

Ladies and Gentlemen:

We have read the preliminary proxy statement being filed by Delta Petroleum Corporation in connection with the proposed acquisition of certain oil and gas assets by Delta Petroleum Corporation from Castle Energy Corporation, which includes our report dated December 18, 2001 on the balance sheets of Castle Energy Corporation as of September 30, 2001 and 2000, and on the related statement of operations, stockholders' equity and other comprehensive income and cash flows for each of the years in the three-year period ended September 30, 2001. We are prepared to permit the use of such report in the proxy statement.

Very truly yours,


/s/ KPMG LLP